Exhibit 12.1

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)
(in millions of dollars)

	For the Nine Months Ended		For the Fiscal Years Ended
	November 30, 2015	November 30, 2014	February 28, 2015	February 28, 2014	February 28, 2013	February 29, 2012	February 28, 2011
Earnings:
Income before income taxes	$1,151.0	$905.8	$1,179.6	$2,202.3	$516.4	$534.0	$551.0

Plus fixed charges	245.0	267.3	352.3	337.5	239.4	194.0	208.3

Less interest capitalized	(10.5)	(5.0)	(8.2)	(0.9)	—	—	(0.3)

Earnings, as adjusted	$1,385.5	$1,168.1	$1,523.7	$2,538.9	$755.8	$728.0	$759.0

Fixed Charges:
Interest on debt and capitalized leases, amortization of debt issuance costs, and amortization of discount on debt (b)	$241.7	$263.7	$347.7	$332.2	$234.3	$188.0	$200.5

Interest element of rentals	3.3	3.6	4.7	5.3	5.1	6.0	7.8

Total fixed charges	$245.0	$267.3	$352.4	$337.5	$239.4	$194.0	$208.3

Ratio of Earnings to Fixed Charges	5.7x	4.4x	4.3x	7.5x	3.2x	3.8x	3.6x

(a)
For the purpose of calculating the ratio of earnings to fixed charges, “earnings” represent income before income taxes (adjusted, as appropriate, for equity in earnings of equity method investees) plus fixed charges less interest capitalized. “Fixed charges” consist of interest expensed and capitalized, amortization of debt issuance costs, amortization of discount on debt, and the portion of rental expense which management believes is representative of the interest component of lease expense.

(b)
The Company’s policy is to classify interest expense recognized on uncertain tax positions as income tax expense. The Company has excluded interest expense recognized on uncertain tax positions from the Ratio of Earnings to Fixed Charges.